December 14, 2006

Mail Stop 3561

William J. Raike
President
WFG Real Estate Income Fund, LLC
117 Towne Lake Parkway, Suite 214
Woodstock, GA 30188

Re: **WFG Real Estate Income Fund, LLC**
        Offering Statement on Form 1-A
        Filed December 4, 2006
        File No. 24-10163

Dear Mr. Raike:

        We have completed a preliminary reading of your offering statement. It appears that your document fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form, as described below. For this reason, we will not perform a detailed examination of the offering statement, and we will not issue any comments until these material deficiencies are addressed.

        Please revise Part I - Notification to name all of the affiliates and promoters of the LLC. See the definitions of those terms in Rule 405 of Regulation C. In this regard, all parties under Mr. Raike's control would appear to be affiliates of the LLC.

        Please revise your offering circular to disclose the principal terms of the relationships, agreements and arrangements between the LLC and the Manager or the Manager's affiliates. Please file as exhibits to the offering statement the form of agreements between those parties. The principal terms of those agreements should be disclosed in the offering circular.

        Please refer to Item 102 of Regulation S-B and Items 13, 14 and 15 of Form S-11 and provide relevant information based on the proposed business activities of the LLC.

        Please provide the disclosure required by Industry Guide 5. Although Guide 5 applies to registration statements, the disclosure called for by the guide, including the prior performance tables, would appear to be material to an investment in the LLC. Please revise.

Please refer to the Commission Release no. 33-6900 which addresses the disclosure requirements in offerings of limited partnership interests. Those disclosure requirements also apply to offerings of interests in limited liability companies. Please revise your disclosure as appropriate.

We note the disclosure under "The Offering" that "[s]ubscriptions will be accepted from and after the date of this Preliminary Offering Circular . . . ." Under Regulation A, subscriptions may not be accepted until after an offering statement is qualified. Please revise.

Please disclose whether the securities are offered on an "all or none," "minimum-maximum" or "any or all" basis. Please thoroughly revise your offering circular to reflect this information, as appropriate, including the cover page, summary, risk factors, uses of proceeds and business disclosure. If offering proceeds may be less than the maximum, the offering circular disclosure should fully disclose the impact on the LLC's activities and investors.

Please disclose the activities of Raike Real Estate Management, Inc. in connection with the offering and explain the basis for its activities without registration as a broker-dealer under the federal securities laws. In this regard, we note the broker-dealer business activities of your affiliate, Woodstock Financial Group, Inc.

Please disclose the involvement of Woodstock Financial Group, Inc. in the proposed offering. If Woodstock will not participate, please disclose.

We understand the LLC may contract with broker-dealers to participate in the offering. Please confirm your understanding that those parties will need to be disclosed as underwriters in the offering statement prior to qualification or, if later identified, in an amendment to the offering statement. Further, prior to their involvement, the broker-dealer must obtain a no objection position from the NASD's Corporate Finance Dept.

Please file the sales agency agreement as an exhibit to the offering statement.

The tax consequences of an investment in a limited partnership or limited liability company appear to be material to investors. Consequently, an opinion of tax counsel addressing the material tax consequences of the offering should be filed as an exhibit to the Form 1-A, and the opinion should be summarized in the appropriate sections of the offering circular.

Please file as an exhibit to the Form 1-A an opinion of counsel regarding the legality of the securities offered under the Form 1-A.

Please revise the signature page to include the signatures of the LLC's chief executive officer and chief financial officer, identifying the persons who sign in those capacities. Further, please revise to include the signatures of a majority of the board of directors of Raike Real Estate Management, Inc.

Part F/S of Form 1-A requires the presentation of the issuer's financial statements. We note the limited liability company was formed in December 2005. Please revise to provide the necessary financial statements or tell us why omission is appropriate. It may be appropriate to exclude financial statements if the LLC has not yet been capitalized, has not commenced operations and has no (or nominal) assets and liabilities. Any contingent liabilities and commitments should be described in sufficient detail.

*****

As long as it remains in its current form, we will not recommend acceleration of the qualification date of the offering statement. Also note that should the offering statement become qualified in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. Feel free to call me at (202) 551-3790 with any questions. We look forward to working with you to address these concerns.

Sincerely,

John D. Reynolds
Assistant Director

cc: Geoffrey T. Chalmers, Esq.
        (fax: 617-227-3709